Exhibit 99.1

Noah Holdings Limited Launches Global Offering

SHANGHAI, June 29, 2022 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today announced the launch of its global offering (the “Global Offering”) of an aggregate of 1,100,000 Class A ordinary shares of the Company. The Global Offering comprises of a Hong Kong public offering of initially 110,000 Class A ordinary shares commencing on June 30, 2022, Hong Kong time (the “Hong Kong Public Offering”) and an international offering of initially 990,000 Class A ordinary shares commencing today (the “International Offering”), and listing of Noah’s Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “6686.”

The Company’s American depositary shares (the “ADSs”), two of which representing one Class A ordinary share of the Company, will continue to be listed and traded on the New York Stock Exchange (“NYSE”). Investors in the Global Offering will only be able to purchase Class A ordinary shares and will not be able to take delivery of ADSs. Upon listing in Hong Kong, the Class A ordinary shares listed on the Hong Kong Stock Exchange will be fully fungible with the ADSs listed on NYSE.

The initial number of Class A ordinary shares under each of the Hong Kong Public Offering and the International Offering represents approximately 10% and 90% of the total number of Class A ordinary shares initially available under the Global Offering, respectively, subject to reallocation and over-allotment. Subject to the level of oversubscription in the Hong Kong Public Offering and pursuant to the clawback mechanism as described in the prospectus to be issued by the Company in Hong Kong dated June 30, 2022, the total number of Class A ordinary shares available under the Hong Kong Public Offering could be adjusted to up to a maximum of 550,000 Class A ordinary shares, representing approximately 50% of the Class A ordinary shares initially available under the Global Offering. In addition, the Company expects to grant the international underwriters an over-allotment option to require it to allot and issue up to an additional 165,000 Class A ordinary shares of the Company in the International Offering, representing approximately 15% of the total number of Class A ordinary shares initially available under the Global Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be no more than HK$307.00, or US$39.12, per Class A ordinary share (equivalent to US$19.56 per ADS) (the “Maximum Hong Kong Offer Price”). The offer price for the International Offering tranche of the Global Offering (the “International Offer Price”) may be set higher than, or the same as, the Maximum Hong Kong Offer Price. The Company will set the International Offer Price on or about July 6, 2022, Hong Kong time, by taking into consideration, among other factors, the closing price of the ADSs on the NYSE on the last trading day on or before July 6, 2022 and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum Hong Kong Offer Price. The shares will be traded in board lots of 20 Class A ordinary shares.

The Company plans to use the net proceeds from the Global Offering for further developing its wealth management business, for further developing its asset management business, for selectively pursuing potential investments, for investing in its in-house technology across all business lines, for overseas expansion, and for general corporate purposes. To the extent that the net proceeds of the Global Offering are not immediately required for the above purposes or if the Company is unable to put into effect any part of its plan as intended, the Company will hold such funds in short-term interest-bearing accounts at authorized licensed banks.

Goldman Sachs (Asia) L.L.C. is the sole sponsor and sole representative for the Global Offering. Goldman Sachs (Asia) L.L.C., BOCI Asia Limited and DBS Asia Capital Limited are joint global coordinators, joint bookrunners and joint lead managers for the Global Offering. Futu Securities International (Hong Kong) Limited is joint bookrunner and joint lead manager for the Global Offering.

The International Offering is being made only by means of a preliminary prospectus supplement dated June 29, 2022 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 21, 2022, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov.

The proposed Global Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Global Offering may be completed, or as to the actual size or terms of the Global Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed Global Offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong.

The price of the Class A ordinary shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) will be contained in the prospectus of the Company dated June 30, 2022.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. Noah is a Cayman Islands holding company and carries on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited.

Noah’s wealth management business primarily distributes private equity, public securities and insurance products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,281 relationship managers across 83 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, New York, Silicon Valley and Singapore. The Company’s wealth management business had 415,082 registered clients as of March 31, 2022. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in Renminbi and other currencies. Noah also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2022 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F and other filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Sonia Han

Tel: +86-21-8035-9221

ir@noahgroup.com